Supplement dated January 16, 2008 relating to Registration Statement No. 333-131266 Filed pursuant to Rule 424(b)(2)
STRUCTURED INVESTMENTS

Supplement dated January 16, 2008 to:

•	Amendment No. 1 dated December 21, 2006 to Prospectus Supplement for Stock Participation Accreting Redemption Quarterly-Pay Securities

Morgan Stanley will, and other of its affiliates may, use this Supplement and the above prospectus supplement (the “Product Supplement”) together with any free writing prospectus or pricing supplement in connection with offerings of, or market-making transactions in, certain senior securities of Morgan Stanley offered as part of its Series F medium-term notes (the “SPARQS”) that will be issued, or were originally issued, under the Product Supplement or earlier versions of the Product Supplement.

When the Product Supplement is used in connection with offerings of, or market-making transactions in, SPARQS, you should take into account the additional tax disclosure described below.  You should read the Product Supplement as supplemented by this Supplement, together with any related free writing prospectus or pricing supplement, which describe the specific terms of the SPARQS.

Additional Tax Disclosure

On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The tax consequences of an investment in the SPARQS may well be affected by future guidance, if any, relating to questions posed in the notice, even though it is not clear whether the SPARQS are encompassed in the notice’s description of a typical prepaid forward contract.  The notice focuses in particular on whether to require holders of such instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, Treasury regulations or other forms of guidance, if any, issued after consideration of these issues could materially and adversely affect the tax consequences of ownership and disposition of the SPARQS, possibly on a retroactive basis.  Notwithstanding the foregoing, absent a change of law or any formal or informal guidance by the Treasury Department or IRS, we will continue to treat, under current law, the SPARQS for U.S. federal income tax purposes as stated in the Product Supplement and the related free writing prospectus or pricing supplement for the SPARQS.  Both U.S. and non-U.S. persons considering an investment in the SPARQS should consult their tax advisers regarding the notice and its potential implications for an investment in the SPARQS.